July 1, 2008
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director

Re:	Columbia Sportswear Company Form 10-K for fiscal year ended December 31, 2007 Filed February 28, 2008 File No. 000-23939
Dear Mr. Reynolds:
     This letter is in response to your letter dated June 13, 2008 commenting on Columbia Sportswear Company’s 2007 Form 10-K. As indicated in a voicemail message to Mr. Edwin Kim, Columbia Sportswear Company seeks an extension to provide a written response to your comments by the end of the day, July 30, 2008. The Compensation Committee of the Board of Directors meets in late July, and given the nature of the comment regarding performance compensation we would like to give the Committee adequate opportunity to consider the comment and proposed response.
     Thank you for your attention. If you have any questions regarding this, please feel free to call me directly at 503-985-4305.

Sincerely,
/s/ Peter Bragdon
Peter Bragdon
Vice President and General Counsel